Exhibit 99.1

Century 21 China Real Estate Reports Third Quarter 2012 Unaudited Financial Results

Bottom-Line Performance Continues to Improve Year on Year;

Continued Positive Operating Cash Flow

BEIJING, China, November 16, 2012 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights1

•                      Consolidated net revenue in the third quarter of 2012 was RMB190.6 million (US$30.3 million), a decrease of 4.8% from the second quarter of 2012, and an increase of 21.8% from the third quarter of 2011.

•                      Revenue from the company-owned brokerage services segment in the third quarter of 2012 was RMB164.5 million (US$26.2 million), a decrease of 5.2% from the second quarter of 2012, and an increase of 21.2% from the third quarter of 2011.

•                      Net loss in the third quarter of 2012 was RMB7.1 million (US$1.1 million), compared to net income of RMB2.3 million in the second quarter of 2012 and a net loss of RMB92.9 million in the third quarter of 2011.

•                      Net loss attributable to IFM Investments Limited in the third quarter of 2012 was RMB7.1 million (US$1.1 million), compared to net income attributable to IFM Investments Limited of RMB0.8 million in the second quarter of 2012, and a net loss attributable to IFM Investments Limited of RMB91.7 million in the third quarter of 2011.

•                      Non-GAAP2 net loss attributable to IFM Investments Limited in the third quarter of 2012 was RMB6.3 million (US$1.0 million), compared to non-GAAP net income attributable to IFM Investments Limited of RMB1.6 million in the second quarter of 2012, and a non-GAAP net loss attributable to IFM Investments Limited of RMB91.0 million in the third quarter of 2011.

“We posted a healthy performance with revenue growing 22% year on year, despite a difficult operating environment,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “While the market showed a slight downward trend in transaction volumes during the quarter, Century 21 China’s streamlined store network continued to perform efficiently and we once again generated positive operating cash flow for the quarter.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended September 30, 2012, were made at a rate of RMB6.2848 to US$1.00 which is the noon buying rate on September 28, 2012, in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

2 Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” in the accompanying condensed financial information included with this press release.

Mr. Harry Lu, vice chairman and president, added, “Strength across Century 21 China’s various business segments and impressive per-store efficiency once again helped to drive encouraging results. We are making progress in developing scalable business lines centered around Century 21 China’s core brokerage business, and our online capability continues to drive superior sales performance. Going forward, we will further leverage our existing store network to create diversified revenue streams to help ensure consistent growth for the long term.”

Third Quarter 2012 Results

The Company’s total consolidated net revenue in the third quarter of 2012 was RMB190.6 million (US$30.3 million), representing a decrease of 4.8% from RMB200.3 million in the second quarter of 2012, and an increase of 21.8% from RMB156.5 million in the third quarter of 2011. The sequential decrease and the year-over-year increase were primarily due to changes in revenue from company-owned brokerage services.

Revenue from the company-owned brokerage services segment in the third quarter of 2012 was RMB164.5 million (US$26.2 million), representing 86.3% of total net revenue, a decrease of 5.2% from RMB173.5 million in the second quarter of 2012, and an increase of 21.2% from RMB135.7 million in the third quarter of 2011. The sequential decrease was primarily due to fewer homes sales through our company-owned sales offices in Shanghai and Shenzhen as compared to the second quarter of 2012. The year-over-year increase was mainly due to significantly higher sales and purchase transaction volumes of secondary homes following the improvement in the Beijing and Shanghai real estate markets in the third quarter of 2012 compared with the third quarter of 2011.

Revenue from the primary and commercial services segment in the third quarter of 2012 was RMB15.4 million (US$2.5 million), representing 8.1% of total net revenue, a decrease of 19.4% from RMB19.1 million in the second quarter of 2012, and an increase of 18.5% from RMB13.0 million in the third quarter of 2011. The sequential decrease was primarily due to lower weighted average commission rates realized on sales in the third quarter of 2012 compared with those in the second quarter of 2012, despite higher overall sales volumes from the Company’s SG International Investments Limited (“Shanggu”) business unit. The year-over-year increase was primarily due to greater gross floor area of new properties sold in the third quarter of 2012. One-third of revenue from these sales was attributable to new office building sales.

Revenue from the mortgage management services segment in the third quarter of 2012 was RMB8.2 million (US$1.3 million), representing 4.3% of total net revenue, an increase of 32.3% from RMB6.2 million in the second quarter of 2012, and an increase of 74.5% from RMB4.7 million in the third quarter of 2011. These increases were primarily due to an increase in both traditional home mortgage loans and home equity loans brokered by the Company as a result of the overall improvement in the real estate market in China since early 2012.

Revenue from the franchise services segment in the third quarter of 2012 was RMB2.5 million (US$0.4 million), representing 1.3% of total net revenue, an increase of 66.7% from RMB1.5 million in the second quarter of 2012, and a decrease of 19.4% from RMB3.1 million in the third quarter of 2011. The sequential increase was primarily due to higher renewed franchise fees earned from the Chengdu region.

Commissions and other agent-related costs in the third quarter of 2012 were RMB117.0 million (US$18.6 million), representing 61.4% of total net revenue, an increase of 1.5% from RMB115.3 million in the second quarter of 2012, and an increase of 6.9% from RMB109.4 million in the third quarter of 2011. The sequential increase was primarily due to an increase in the number of sales professionals. The year-over-year increase was attributable to higher commission expenses in the third quarter of 2012 as a result of higher revenue from company-owned brokerage services and primary and commercial services, and was partially offset by a decrease in payroll-sales as a result of a decrease in the number of sales professionals employed.

Operating costs in the third quarter of 2012 were RMB40.8 million (US$6.5 million), representing 21.4% of total net revenue, a similar amount to the RMB41.0 million recorded in the second quarter of 2012, and a decrease of 49.8% from RMB81.2 million in the third quarter of 2011. The year-over-year decrease in operating costs was primarily attributable to a reduction in the number of sales offices in operation, as well as significantly lower sales office closure-related costs as the Company’s major sales office network optimization was completed by the beginning of second quarter of 2012.

Selling, general and administrative expenses in the third quarter of 2012 were RMB48.4 million (US$7.7 million), representing 25.4% of total net revenue, an increase of 12.8% from RMB42.9 million in the second quarter of 2012, and a decrease of 15.8% from RMB57.5 million in the third quarter of 2011. The sequential increase in selling, general and administrative expenses was attributable to an increase in share-based compensation, marketing expenses and professional fees. The year-over-year decrease was mainly due to a reduction in marketing expenses as marketing activities declined due to a decrease in the number of company-owned sales offices.

Loss from operations in the third quarter of 2012 was RMB14.0 million (US$2.2 million), compared to income from operations of RMB0.7 million in the second quarter of 2012 and a loss from operations of RMB91.7 million in the third quarter of 2011. Non-GAAP loss from operations in the third quarter of 2012 was RMB13.2 million (US$2.1 million), compared to non-GAAP income from operations of RMB1.5 million in the second quarter of 2012, and a non-GAAP loss from operations of RMB91.0 million in the third quarter of 2011.

Net loss attributable to IFM Investments Limited in the third quarter of 2012 was RMB7.1 million (US$1.1 million), compared to net income of RMB0.8 million attributable to IFM Investments Limited in the second quarter of 2012, and a net loss attributable to IFM Investments Limited of RMB91.7 million in the third quarter of 2011. Non-GAAP net loss attributable to IFM Investments Limited in the third quarter of 2012 was RMB6.3 million (US$1.0 million), compared to non-GAAP net income attributable to IFM Investments Limited of RMB1.6 million in the second quarter of 2012, and a non-GAAP net loss attributable to IFM Investments Limited of RMB91.0 million in the third quarter of 2011.

Basic and diluted net loss per ADS in the third quarter of 2012 was RMB0.48 (US$0.08). Non-GAAP basic and diluted net loss per ADS in the third quarter of 2012 was RMB0.43 (US$0.07). Each of the Company’s ADSs represents 45 of the Company’s ordinary shares.

Net cash provided by operating activities in the third quarter of 2012 was RMB1.0 million (US$0.2 million), mainly due to cash collection from receivables, compared to net cash provided by operating activities of RMB4.3 million in the second quarter of 2012, and net cash used in operating activities of RMB76.6 million in the third quarter of 2011. Net cash provided by investing activities in the third quarter of 2012 was RMB9.4 million (US$1.5 million), mainly comprised of the net effect of providing and receiving repayment on consumer credit loans of

RMB10.7 million (US$1.7 million) and the purchase of property, plant and equipment of RMB1.8 million (US$0.3 million), compared to net cash used in investing activities of RMB0.4 million in the second quarter of 2012, and net cash used in investing activities of RMB12.1 million in the third quarter of 2011.

Net change in fair value in the third quarter of 2012 was RMB1.5 million (US$0.2 million), as a result of the decline in the fair value of a financial liability, which was related to the share options of a non-employee.

During the third quarter of 2012, the Company’s CENTURY 21® China Real Estate network covered 27 major cities with an average of 968 sales offices, including an average of 320 company-owned sales offices in operation and five temporarily closed company-owned sales offices. As of September 30, 2012, the Company’s CENTURY 21® China Real Estate network employed more than 12,450 sales professionals and maintained more than 7.9 million property listings.

Business Outlook

The Company currently estimates that its total net revenue for the fourth quarter of 2012 will be in the range of RMB197 million to RMB205 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call today, November 16, 2012, at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. Toll / International:	+1-718-354-1231
United States Toll Free:	+1-866-519-4004
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until November 23, 2012 at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and net change in fair value. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the accompanying condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7188

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Patricia Graue

Brunswick Group

Phone: +1-415-671-7676

Email: ctc@brunswickgroup.com

IFM Investments Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	September 30,	September 30,
	2011	2012	2012
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	235,450	187,533	29,839
Restricted cash	10,997	15,620	2,485
Accounts receivable, net	97,090	144,637	23,014
Amounts due from related parties	71	78	12
Loans receivable	37,511	28,697	4,566
Prepaid expenses and other current assets	37,369	47,539	7,564
Total current assets	418,488	424,104	67,480
Non-current assets:
Investment in associates	10,595	12,455	1,982
Property and equipment, net	62,513	43,599	6,937
Intangible assets, net	95,827	91,646	14,582
Goodwill	114,698	103,943	16,539
Other non-current assets	22,941	20,126	3,202
Total assets	725,062	695,873	110,722
LIABILITIES, REDEEMABLE NON-CONTROLLING INTREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11,220	10,350	1,647
Accrued expenses and other current liabilities	150,502	185,418	29,502
Amounts due to related parties	266	272	43
Deferred revenue	7,773	7,889	1,255
Total current liabilities	169,761	203,929	32,447
Long-term deposits payable	12,180	10,717	1,705
Contingent consideration payable	44,227	33,774	5,374
Deferred tax liabilities	17,543	16,875	2,685
Total liabilities	243,711	265,295	42,211
Redeemable non-controlling interest	66,181	67,180	10,689
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2011 and September 30, 2012, respectively; 667,672 and 667,672 shares issued and outstanding as of December 31, 2011 and September 30, 2012, respectively)	4,939	4,939	786
Additional paid-in capital	1,033,892	1,035,345	164,738
Statutory reserves	5,595	5,595	890
Accumulated deficit	(638,380)	(690,499)	(109,868)
Total IFM Investments Limited shareholders’ equity	406,046	355,380	56,546
Non-controlling interest	9,124	8,018	1,276
Total shareholders’ equity	415,170	363,398	57,822
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	725,062	695,873	110,722

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	US$

Net revenue	156,453	200,258	190,596	30,327
Costs and expenses:
Commissions and other agent-related costs	(109,371)	(115,294)	(117,017)	(18,619)
Operating costs	(81,217)	(41,010)	(40,763)	(6,486)
Selling, general and administrative expenses	(57,540)	(42,906)	(48,360)	(7,694)
Goodwill impairment losses	—	(10,755)	—	—
Net change in fair value	—	10,453	1,536	244
Total costs and expenses	(248,128)	(199,512)	(204,604)	(32,555)
(Loss) income from operations	(91,675)	746	(14,008)	(2,228)
Interest income	1,341	375	667	106
Other income	—	—	5,352	852
Foreign currency exchange (loss) gain	(1,547)	75	(22)	(4)
(Loss) income before income tax and share of associates’ income	(91,881)	1,196	(8,011)	(1,274)
Income tax	(1,682)	175	293	47
Share of associates’ income	657	910	601	96
Net (loss) income	(92,906)	2,281	(7,117)	(1,131)
Net loss (income) attributable to non-controlling interest	1,249	(1,448)	21	3
Net (loss) income attributable to IFM Investments Limited	(91,657)	833	(7,096)	(1,128)

Net (loss) income attributable to ordinary shareholders	(91,657)	833	(7,096)	(1,128)

Net (loss) income per share, basic	(0.14)	0.00	(0.01)	(0.00)
Net (loss) income per share, diluted	(0.14)	0.00	(0.01)	(0.00)

Net (loss) income per ADS, basic	(6.18)	0.06	(0.48)	(0.08)
Net (loss) income per ADS, diluted	(6.18)	0.06	(0.48)	(0.08)

Number of shares used in calculating net loss per share, basic	667,672	667,672	667,672	667,672
Number of shares used in calculating net loss per share, diluted	667,672	667,672	667,672	667,672

Number of ADSs used in calculating net loss per ADS, basic	14,837	14,837	14,837	14,837
Number of ADSs used in calculating net loss per ADS, diluted	14,837	14,837	14,837	14,837

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	US$
GAAP (loss) income from operations	(91,675)	746	(14,008)	(2,228)
Plus:
Share-based compensation	676	439	2,325	370
Goodwill impairment losses	—	10,755	—	—
Net change in fair value	—	(10,453)	(1,536)	(244)
Non-GAAP (loss) income from operations	(90,999)	1,487	(13,219)	(2,102)

GAAP net (loss) income attributable to IFM Investments Limited	(91,657)	833	(7,096)	(1,128)
Plus:
Share-based compensation	676	439	2,325	370
Goodwill impairment losses	—	10,755	—	—
Net change in fair value	—	(10,453)	(1,536)	(244)
Non-GAAP net (loss) income attributable to IFM Investments Limited	(90,981)	1,574	(6,307)	(1,002)

GAAP net (loss) income attributable to ordinary shareholders	(91,657)	833	(7,096)	(1,128)
Plus:
Share-based compensation	676	439	2,325	370
Goodwill impairment losses	—	10,755	—	—
Net change in fair value	—	(10,453)	(1,536)	(244)
Non-GAAP (loss) income attributable to ordinary shareholders	(90,981)	1,574	(6,307)	(1,002)

GAAP net (loss) income per ADS, basic	(6.18)	0.06	(0.48)	(0.08)
GAAP net (loss) income per ADS, diluted	(6.18)	0.06	(0.48)	(0.08)

Non-GAAP net (loss) income per ADS, basic	(6.13)	0.11	(0.43)	(0.07)
Non-GAAP net (loss) income per ADS, diluted	(6.13)	0.11	(0.43)	(0.07)

Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, basic	14,837	14,837	14,837	14,837
Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, diluted	14,837	14,837	14,837	14,837